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For media information                   For investor information
Neil McGlone                            Leslie Wolf-Creutzfeldt
Michael A. Burns & Associates           The Global Consulting Group
+1-214-521-8596                         +1-646-284-9472
nmcglone@mbapr.com                      investors@retalix.com


Motti Gadish
Retalix Ltd.
+972-9-776-6677
Motti.Gadish @retalix.com



      PetroChina Selects Retalix Point-Of-Sale and Fuel Software Solutions

     Ra'anana, Israel; October 23, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for retailers and distributors, announced today that PetroChina Company Limited (SEHK stock code 0857; NYSE: PTR), China's largest petroleum retailer, has selected Retalix StorePoint(TM) and Retalix Fuel(TM) for deployment in its service stations across China. The selection strengthens Retalix's position in the Chinese retail market.

     PetroChina is one of the largest companies in China in terms of sales and is ranked 9th among the world's largest oil and gas companies. PetroChina operates over 18,000 service stations across China. The first phase of the PetroChina POS and Fuel project includes deployment of Retalix StorePoint and Retalix Fuel software applications across 1,200 PetroChina stations in Shanghai, Dalian and Shandong. The deployment will be later expanded to the rest of PetroChina's stations across China.

      "PetroChina is implementing innovative technologies to accommodate our growth and the introduction of new retail concepts to our service stations," said Cheng Xiaochun, Director of Information Center of PetroChina. "We selected Retalix because their solutions incorporate best practices in retail and can help us improve our efficiency and customer service at reduced operating costs."

      "We are very proud to be PetroChina's selected vendor of point-of-sale and fuel solutions," said Yoni Stutzen, Executive Vice President, International Business Unit of Retalix. "China's petroleum and retail markets are growing at a very fast pace, creating a huge opportunity for Retalix. We have been working diligently to make sure that our entry into the Chinese market is successful, since we see it as an enourmous potential market for our field-proven solutions."

     Retalix's partners in China, Shanghai-based Rinpak Technology Ltd. and Beijing-based MSGSB, will provide domestic integration and support services to PetroChina.

     About PetroChina

     PetroChina Company Limited (NYSE: PTR; SEHK stock code 0857), is one of the largest companies in China in terms of sales and is ranked 9th among the world's largest oil and gas companies. PetroChina is engaged in a broad range of activities related to petroleum and natural gas, including exploration, development and production; refining, transportation, storage and marketing; production and sale of chemical products; and transmission, marketing and sale of natural gas. PetroChina's 2006 turnover reached USD 89 billion, representing an increase of 24.8% from 2005. PetroChina operates 18,207 service stations across China. In 2006, the average daily sales of oil per station reached 7.8 tons, representing an increase of 16.7% from 2005. PetroChina was ranked number one among public companies in China in Forbes' 2000 Global list.

     PetroChina on the Web: www.petrochina.com.cn/english/

     About Rinpak

     Rinpak Technology (SH) Ltd. is the subsidiary of Rinpak Technology Holdings Ltd., the distributor and supporting center of many international renowned solution vendors such as Raymark, Panorama and Retalix in China, Hong Kong and Taiwan. Rinpak not only provides integrated retail solution including logistics, stocks, retail terminal management and BI, but also focuses on enhancing enterprise's competitive edge through the implementation of our solutions. Rinpak's outstanding solutions feature Business Intelligence (BI), Artificial Intelligence (AI), Business Optimization (BO), Merchandize Optimization Management, Point-of-Sale (POS) and Supply Chain Management (SCM). Rinpak on the
Web: www.rinpak.com

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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